UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                         WASHINGTON, D.C. 20549-1004
                              ________________

                                  FORM 11-K

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]
                 For the fiscal year ended December 31, 1993

                                     OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
              For the transition period from        to

                        Commission file number 1-3950


A.    Full title of the plan and the address of the plan:
         Associates First Capital Corporation Retirement Savings and
                             Profit Sharing Plan
               250 Carpenter Freeway, Irving, Texas 75062-2729


B. Name of issuer of the securities held pursuant to the plan and address of its principal executive office:
                             Ford Motor Company
                 The American Road, Dearborn, Michigan 48121

                            Required Information

                                                                    Page(s)

  Report of Independent Accountants                                    1

  Financial Statements and Schedules

    Statements of Net Assets Available for Benefits,
     as of December 31, 1993 and 1992                                  2

    Statement of Changes in Net Assets Available for Benefits
     for the year ended December 31, 1993                              3

    Notes to Financial Statements                                    4-11

    Item 27a - Schedule of Assets Held for Investment Purposes
     at December 31, 1993                                              12

    Item 27d - Schedule of Reportable Transactions for the
     year ended December 31, 1993                                      13

  Exhibits

    Exhibit A - Consent of Coopers & Lybrand, filed with this
                 report.

  Signature

    Pursuant to the requirements of Section 15(d), of the Securities Exchange Act of 1934, the Associates First Capital Corporation Retirement Savings and Profit Sharing Plan Committee has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                 ASSOCIATES FIRST CAPITAL CORPORATION
                                 RETIREMENT SAVINGS AND PROFIT SHARING
                                  PLAN


June 28, 1994                    By  /s/  ROY A. GUTHRIE
                                   Plan Committee Member

    The financial statements and schedules for the Associates First Capital Corporation Retirement Savings and Profit Sharing Plan, included in this Form 11-K, have been prepared in accordance with the financial reporting require-ments of the Employee Retirement Income Security Act of 1974 (ERISA).

                      Report of Independent Accountants



To the Board of Directors
  of Ford Motor Company:

We have audited the accompanying financial statements of net assets available for benefits of Associates First Capital Corporation Retirement Savings and Profit Sharing Plan as of December 31, 1993 and 1992 and the related statement of changes in net assets available for benefits for the year ended December 31, 1993. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1993 and 1992, and the changes in net assets available for benefits for the year ended December 31, 1993 in conformity with generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes at December 31, 1993, and reportable transactions for the year ended December 31, 1993 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.





Dallas, Texas
June 15, 1994

                     ASSOCIATES FIRST CAPITAL CORPORATION
                 RETIREMENT SAVINGS AND PROFIT SHARING PLAN
               STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                      as of December 31, 1993 and 1992





                                                1993             1992

                                   ASSETS


Investments - NOTE 4
  Uninvested cash                           $        124     $     76,149

  Money market mutual fund (at fair
   market value)                              41,184,513       35,638,786

  Mutual funds (at fair market value)         88,208,812       44,967,241

  Common stock (at fair market value)            552,305        6,681,582

  Loans to participants                       10,940,111        7,582,318
                                             140,885,865       94,946,076

Employer contributions receivable              9,593,569        8,066,805

    Net assets available for benefits       $150,479,434     $103,012,881









                   The accompanying notes are an integral
                      part of the financial statements.

                     ASSOCIATES FIRST CAPITAL CORPORATION
                 RETIREMENT SAVINGS AND PROFIT SHARING PLAN
          STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                    for the year ended December 31, 1993




                                                     1993

Additions
  Assets transferred from merged plans           $ 12,548,666
  Contributions
    Employer                                       14,407,996
    Participants                                   16,254,675
  Dividend and interest income                      9,854,061
  Net appreciation of investments                   5,907,930
  Other                                                 7,688

                                                   58,981,016

Deductions
  Distributions to participants                    11,514,463

    Net increase                                   47,466,553

Net assets available for benefits
  Beginning of year                               103,012,881

  End of year                                    $150,479,434









                   The accompanying notes are an integral
                      part of the financial statements.

                    ASSOCIATES FIRST CAPITAL CORPORATION
                 RETIREMENT SAVINGS AND PROFIT SHARING PLAN
                        NOTES TO FINANCIAL STATEMENTS


NOTE 1 - DESCRIPTION OF THE PLAN

  General

The Associates First Capital Corporation Retirement Savings and Profit Sharing Plan (the "Plan") is a defined contribution plan intended to provide assistance in accumulating personal savings for retirement. The Plan is designed to qualify under Section 401(a) and 401(k) of the Internal Revenue Code. The Plan has not yet been submitted to the Internal Revenue Service for approval as a qualified tax-exempt plan; however, management of the plan sponsor, Associates First Capital Corporation ("First Capital"), believes such approval will be obtained. Consequently, the Plan provisions are subject to issuance of a favorable determination letter by the Internal Revenue Service. A detailed description of the Plan is contained in the Plan document.

Certain qualified plans and their participants have been merged with the Plan from time to time pursuant to transactions in which other entities have been acquired by First Capital. In addition to the mergers, during 1993, two investment programs were added to the Plan, the Fidelity Asset Manager Fund and the Ford Stock Fund. Also during the year, the Plan was amended to allow participants to change the allocation percentage in each program at any time during the year; the number of times a participant can change their allocation percentage is only limited by the rules of each fund.

The Plan is administered by a committee (the "Committee") appointed by the board of directors of First Capital. First Capital is an indirect subsidiary of Ford Motor Company ("Ford"). Plan participants may invest, through the Plan, in Ford common stock.

Fidelity Management Trust Company (the "trustee") holds the Plan's investment assets. Participants direct the investments for their accounts. First Capital may, but is not required to, pay all trustee fees and administrative expenses. During 1993, all trustee fees and administrative expenses were paid by First Capital.

  Eligibility and Contributions

Full-time employees of First Capital over the age of 25, employed on or after December 1, 1989, are eligible to contribute to the Plan on their date of employment. Full-time employees, hired under the age of 25, are eligible to contribute to the Plan at the earlier of completion of one year of service or attainment of age 25. Part-time employees, hired on or after December 1, 1989, become participants in the Plan after completing 1,000 hours of service during a twelve-consecutive-month period. Participation in the Plan is voluntary. Participants may elect to contribute a portion of their annual compensation on a pre-tax or post-tax basis (or a combination of both) up to a maximum of 12% of their covered compensation. First Capital matches participants' contributions up to 6% of their covered compensation at the rate of 50%. In addition, First Capital can make profit sharing contributions to the Plan as the board of directors determines. For the years ended December 31, 1993 and 1992, discretionary contributions were $9,593,569 and $8,066,805, respectively. Earnings for each investment program are allocated based on participants' daily balances within that investment program.

  Forfeitures

Actual forfeitures, which become available from the nonvested balances of terminated participants, are used to (1) restore amounts previously forfeited by participants but required to be reinstated upon resumption of employment, subject to certain limitations and conditions, (2) pay First Capital's matching contributions and profit sharing contributions, and (3) pay plan expenses not paid by First Capital.

  Investment Participation

Participant contributions are invested in accordance with the participant's election in one or more of several investment programs.

The investment program options are the same for all contributions made to the Plan. Participants may change the composition of their share of net assets and their allocation percentage in each program at any time during the calendar year. The estimated number of participants with a share of net assets at December 31, 1993 and 1992 by investment program is as follows:

                                                      December 31
                                                   1993        1992

  Fidelity Puritan Fund                            3,043       2,328
  Fidelity Magellan Fund                           4,049       2,982
  Fidelity Intermediate Bond Fund                  2,025       2,115
  Fidelity Retirement Money Market Portfolio       8,956       8,253
  Fidelity Asset Manager Fund                      1,233         -
  Paramount Common Stock                             -         2,120
  Ford Stock Fund                                    170         -

At December 31, 1993, 11,427 participants held assets in the Plan.

  Investment Programs

Fidelity Puritan Fund - Puritan Fund is a growth and income fund. It seeks current income consistent with preservation of capital by investing in a broadly diversified portfolio of common stocks, preferred stocks and bonds, including lower-quality, high-yield debt securities. Dividend amounts will vary. The Fund's share price and return will fluctuate.

Fidelity Magellan Fund - Magellan Fund is a growth fund. It seeks long-term capital appreciation by investing in the stocks of both well-known and lesser-known companies with potentially above-average growth potential and a correspondingly higher level of risk. Securities may be of foreign and domestic companies. The Fund's share price and return will fluctuate.

Fidelity Intermediate Bond Fund - Intermediate Bond Fund is an income fund.
It seeks a high level of current income by investing primarily in investment-grade fixed income obligations rated Baa or better by Moody's or BBB or better by Standard & Poor's, including corporate bonds, mortgage securities, bank obligations and U.S. government and agency securities. The Fund's dollar-weighted average portfolio maturity ranges between three and ten years. The Fund's share price and return will fluctuate.

Fidelity Retirement Money Market Portfolio - Retirement Money Market Portfolio is a money market fund. It seeks as high a level of current income as is consistent with the preservation of principal and liquidity. It invests in high-quality, U.S. dollar-denominated money market instruments of U.S. and foreign issuers. While the Portfolio seeks to maintain a $1.00 share price, there is no assurance that it will be able to do so. An investment in the Portfolio is not insured or guaranteed by the U.S. government. The Portfolio's yield will fluctuate. Retirement Money Market Portfolio is a conservative, relatively low-risk investment.

Fidelity Asset Manager - Asset Manager is an asset allocation fund. It seeks high total return with reduced risk over the long term by allocating its assets among domestic and foreign equities, bonds and short-term instruments. In order to achieve its investment objective, the Fund gradually shifts its assets among and across these groups as market or other conditions change. Dividend amounts will vary. Normally the fund will allocate its assets within the following investment parameters: 10-60% in equities, 20-60% in bonds and 0-70% in short-term instruments. Over time, the Fund's allocation will fluctuate around a mix of 40% stocks, 40% bonds, and 20% short-term instruments. The Fund's share price and return will fluctuate.

Paramount Common Stock - This fund consisted of the common stock of the former parent company, Paramount Communications Inc. No new entrants were allowed in the fund, since participation was frozen at the date of sale of First Capital to Ford Motor Company in October 1989. All shares remaining in the Plan on February 4, 1993 were sold and the proceeds were invested according to participants' current investment mixes.

Ford Stock Fund - The Ford Stock Fund invests primarily in Ford common stock with a small percentage of the Fund held in money market investments for liquidity purposes. The value of the Ford Stock Fund will be affected principally by the market value of the Ford Motor Company common stock. Since the Fund invests mostly in Ford common stock, an investment in the Fund does not have the advantage of diversification or investment management. The value of this Fund should be expected to fluctuate more than that of other plan investment options.

  Vesting

Participants are fully vested in their contributions, and earnings on those contributions, at all times. Balances transferred from certain predecessor plans and rollovers from other qualified plans are fully vested. Participants become vested in First Capital's matching contributions made on their behalf, and earnings thereon, at a rate of 20% for each year of service. Participants become 100% vested in First Capital's voluntary profit sharing contributions after 5 years of service. However, certain participants with a last hire date prior to January 1, 1992, may vest in First Capital's voluntary profit sharing contributions at 20% for each year of service. Additionally, participants become 100% vested in First Capital's matching and voluntary profit sharing contributions made on their behalf, and interest earnings thereon when they retire under First Capital's pension plan; become disabled and eligible for long-term disability benefits; die, or cease participation due to termination of the Plan.

   Benefits

A participant's total account balance is paid to the participant in installments or in a lump sum upon retirement or disability, or in a lump sum upon termination of employment. If the participant's vested balance is greater than or equal to $3,500, the participant can elect to defer the distribution until the age of 65. Upon the death of the participant, the total account balance is paid to the participant's beneficiary in a lump sum.

  Rollovers

Participants receiving a lump sum distribution from another qualified plan may, within the time provided under the Internal Revenue Service Code, make a rollover contribution to the Plan if approved by the Committee. In addition, if the Committee approves, the Plan may accept a direct rollover of an eligible rollover distribution from another qualified retirement plan. Rollover contributions do not qualify for matching by First Capital.

  Withdrawals

Pursuant to Plan provisions, participants may make withdrawals from accounts prior to retirement, disability or death. Withdrawals are limited to the following: amounts are taken first from post-tax contributions, then earnings attributable to post-tax contributions and finally, if the participant is age 59-1/2 or more, from pre-tax contributions and earnings.

Participants may withdraw from pre-tax contributions prior to age 59 1/2, but not the related earnings, in the event of financial hardship (i.e., excess medical expenses, tuition payments, purchase of a primary residence, or to prevent eviction or foreclosure). Proof of the financial hardship must be submitted to the Committee for approval.

  Loans to Participants

The Committee or its designee may authorize a loan or loans to participants of the Plan. Participant loans are limited to 50% of vested interest up to the maximum specified by a plan formula; however, the minimum loan request is $500.

   Asset Values and Number of Shares

The number of shares and the asset value per share by investment within the investment program of the Plan at December 31, 1993 and 1992 are as follows (shares in thousands):

                                             December 31
                                      1993                  1992
                              Number of  Value Per  Number of  Value Per
                                Shares     Share      Shares     Share

  Fidelity Puritan Fund         1,530     $15.75        787     $14.74
  Fidelity Magellan Fund          594      70.85        365      63.01
  Fidelity Intermediate Bond
   Fund                         1,112      10.78        994      10.41
  Fidelity Retirement Money
   Market Portfolio            41,185       1.00     35,639       1.00
  Paramount Common Stock         -           -          148      45.00
  Fidelity Asset Manager          651      15.40       -           -
  Ford Stock Fund                  45      12.31       -           -

  Plan Termination

Although it has not expressed any intention to do so, First Capital has the right to terminate the Plan. Upon termination, First Capital and the Committee will direct the trustee to distribute the assets of the Plan to the participating employees in accordance with their interest. In the event of termination of the Plan, all accounts become fully vested to the participants.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Investments

Investments in common stock are accounted for as of trade-date and are valued at quoted market prices. Investments in mutual funds are valued at fair value as determined by the fund manager based on the fair value of the underlying fund securities.

Loans to participants are carried at cost, which approximates market value.

Dividend and interest income is recognized as earned.

The Plan presents in the statement of changes in net assets available for benefits, the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

  Contributions

Contributions to the Plan from employees and from First Capital and participating subsidiaries are recorded in the period that payroll deductions are made from Plan participants.

NOTE 3 - BENEFITS PAYABLE

Amounts reported in the accompanying financial statements are different than the amounts reported in the Plan's 1993 and 1992 Form 5500 due to the Department of Labor's requirement to recognize benefits payable to participants in the Plan as liabilities on the Form 5500 as follows (in thousands):

                             Accrued Benefits
                                 Payable            Distributions to
                               December 31            Participants
                             1993        1992       December 31, 1993

  Financial Statements      $  -        $  -             $11,514

  Form 5500                  1,040       2,426            10,129

NOTE 4 - FINANCIAL INFORMATION BY FUND

                                                                     1993
                               P/F     M/F      IB/F    RMM/P     PCS    FS/F    AM/F      PL       UC
                               (a)     (b)      (c)      (d)      (e)    (f)     (g)       (h)      (i)      Total
                                                                (In Thousands)
Net assets available
 for benefits at
 December 31, 1992          $12,483  $24,646  $10,947  $40,420  $ 6,682  $ -   $   177   $ 7,582    $ 76    $103,013

Merged Plans                  1,807    2,012      990    7,113      -      -       164       463      -       12,549
Contributions
  Employer                    1,976    3,813      989    6,665      -      90      875       -        -       14,408
  Participants                2,457    4,382    1,221    7,292      -      31      872       -        -       16,255
Dividend and
 interest income              2,890    3,916      996    1,495      -      -       557       -        -        9,854
Net appreciation
 of investments                 926    3,533      377      -        267    73      732       -        -        5,908
Distributions to
 participants                (1,240)  (2,618)    (884)  (5,469)      (1)   -      (532)     (771)     -      (11,515)
Other                             1        2        1        6       (1)   -       -           8     (10)          7
Transfers among
 investment programs          4,512    5,637   (1,783)  (9,652)  (6,947)  431    7,868      -        (66)       -
Loans made, net of
 principal payments            (614)  (1,022)    (345)  (1,574)     -       4     (107)    3,658      -         -

Current year net
 increase (decrease)         12,715   19,655    1,562    5,876   (6,682)  629   10,429     3,358     (76)     47,466
Net assets available
 for benefits at
 December 31, 1993          $25,198  $44,301  $12,509  $46,296  $   -    $629  $10,606   $10,940    $ -     $150,479

Investments                 $24,098  $42,094  $11,991  $41,185  $   -    $552  $10,026   $10,940    $ -     $140,886
Employer contributions
 receivable                   1,100    2,207      518    5,111      -      77      580       -        -        9,593

Net assets available
 for benefits at
 December 31, 1993          $25,198  $44,301  $12,509  $46,296  $   -    $629  $10,606   $10,940    $ -     $150,479

(a) Fidelity Puritan Fund
(b) Fidelity Magellan Fund
(c) Fidelity Intermediate Bond Fund
(d) Fidelity Retirement Money Market Portfolio
(e) Paramount Common Stock
(f) Ford Stock Fund
(g) Fidelity Asset Manager Fund
(h) Participant Loans
(i) Uninvested Cash

NOTE 5 - LOANS TO PARTICIPANTS

At December 31, 1993 and 1992, the Plan had loans receivable from participants amounting to $10,940,111 and $7,582,318, respectively. These loans bear interest at prime plus 1%, payable in monthly installments up to 60 months, and are collateralized by the participants' vested interest in the Plan.
Loans for primary residence mortgages may be paid back over 25 years.

NOTE 6 - MERGED PLANS

As a result of the December 22, 1992 acquisition of Trans-National Leasing, Inc. by First Capital, the assets and liabilities of the Profit Sharing Plan for Employees of Trans-National Leasing, Inc. were merged with the Plan effective February 1, 1993.

As a result of the April 9, 1993 acquisition of Allied Finance Company by First Capital, the assets and liabilities of the Profit Sharing Plan for Employees of Republic Financial Services, Inc. were merged with the Plan effective June 29, 1993.

                    ASSOCIATES FIRST CAPITAL CORPORATION
                 RETIREMENT SAVINGS AND PROFIT SHARING PLAN
         ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                              DECEMBER 31, 1993
                               (In Thousands)

     Identity of            Description       Maturity      Rate of                    Fair Market
       Issuer              of Investment        Date        Interest        Cost          Value

Fidelity Puritan
 Fund                       Mutual Fund         N/A           N/A         $ 22,888       $ 24,098

Fidelity Magellan
 Fund                       Mutual Fund         N/A           N/A           39,384         42,094

Fidelity Intermediate
 Bond Fund                  Mutual Fund         N/A           N/A           11,593         11,991

Fidelity Retirement         Money Market
 Money Market Portfolio      Mutual Fund        N/A          Various        41,185         41,185

Fidelity Asset Manager
 Fund                       Mutual Fund         N/A           N/A            9,368         10,026

Ford Stock Fund             Common Stock        N/A           N/A              481            552

Associates First Capital
 Corporation
  Retirement Savings and    Loans to
   Profit Sharing Plan      Participants      Various      7% to 7.5%       10,940         10,940

Total                                                                     $135,839       $140,886

                    ASSOCIATES FIRST CAPITAL CORPORATION
                 RETIREMENT SAVINGS AND PROFIT SHARING PLAN
               ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS
                    FOR THE YEAR ENDED DECEMBER 31, 1993
                        (Dollar Amounts In Thousands)

                                                                                                    Fair
                                                                                   Exp.             Market
                                                                                  Incur.   Cost      Value     Net
      Identity                                       Purchase   Selling   Lease    With     of        of       Gain/
      of Issuer          Description of Asset         Price      Price    Rental  Trans.   Asset    Asset     (Loss)
                                                                                                     (a)
Fidelity Puritan      Mutual Fund
 Fund                 Purchased $16,232 in a         $16,232       -         -      -     $16,232  $16,232
                      series of 251 transactions.
                      Sold $4,663 in a series                   $ 4,663      -      -       4,326    4,663   $   337
                      of 215 transactions.

Fidelity Magellan     Mutual Fund
 Fund                 Purchased $23,999 in a          23,999       -         -      -      23,999   23,999
                      series of 252 transactions.
                      Sold $8,450 in a series                     8,450      -      -       7,902    8,450       548
                      of 227 transactions.

Fidelity Intermediate
 Bond Fund            Mutual Fund
                      Purchased $6,547 in a            6,547       -         -      -       6,547    6,547
                      series of 254 transactions.
                      Sold $5,285 in a series                     5,285      -      -       5,099    5,285       186
                      of 229 transactions.

Fidelity Retirement
 Money Market
 Portfolio            Money Market Mutual Fund
                      Purchased $29,360 in a          29,360       -         -      -      29,360   29,360       -
                      series of 254 transactions.
                      Sold $23,814 in a series                   23,814      -      -      23,814   23,814       -
                      of 253 transactions.

Fidelity Asset
 Manager Fund         Mutual Fund
                      Purchased $10,793 in a          10,793       -         -      -      10,793   10,793       -
                      series of 248 transactions.
                      Sold $1,499 in a series                    1,499       -      -       1,425    1,499        74
                      of 151 transactions.

Paramount Stock       Common Stock
                      Sold $6,949 in a series           -        6,949       -      -      12,660    6,949    (5,711)
                      of 8 transactions.

__________
(a)   Represents the fair market value of the asset at the date of purchase for purchase reportable transactions and the fair market value of the asset at the date of sale for sell reportable transactions.

                                                     EXHIBIT A


                     CONSENT OF INDEPENDENT ACCOUNTANTS


Ford Motor Company
The American Road
Dearborn, Michigan


Re:   Associates First Capital Corporation Retirement
       Savings and Profit Sharing Plan Registration
       Statement No. 33-50087


We consent to the incorporation by reference in the above Registration
Statement on Form S-8 of our report dated June 15, 1994 to the Board of Directors of Ford Motor Company which is included in this Annual Report on Form 11-K.






                                                     COOPERS & LYBRAND



Dallas, Texas
June 28, 1994

